

02058794

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.	00001176320
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 17, 2002	333-90772
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant)

55698
Sequoia 10
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on September 17, 2002.

SEQUOIA RESIDENTIAL FUNDING , INC.



By: ______________________

Brett Nicholas
Vice President

Exhibit Index

55698
Sequoia 10
Form SE (Collateral Term Sheet)

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 10

RMBS New Transaction

Computational Materials

$1,050,000,000 (approximate)
Sequoia Mortgage Trust 10
Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Cendant Mortgage Corporation
Servicer

September 9, 2002

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Term Sheet

DEAL STRUCTURE SUMMARY:

SEQUOIA MORTGAGE TRUST 10

$1,050,000,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat)[2]	Pymt Window (Months) (Call/Mat)[2]	Certificate Interest Rates	Tranche Type	Expected Rtgs S&P/Moody's/Fitch
1A	$822,375,000	3.96/4.28	1–123 / 1-300	Floater [3]	Senior	[AAA/Aaa/AAA]
2A1	$190,000,000	3.91/4.23	1–123 / 1-300	Floater [3]	Senior	[AAA/Aaa/AAA]
2A2	$3,500,000	6.60/7.26	37-123 / 37–300	Floater [3]	Senior	[AAA/Aaa/AAA]
X-1A	NA	NA	NA	NA	Senior	[AAA/Aaa/AAA]
X-1B	NA	NA	NA	NA	Senior	[AAA/Aaa/AAA]
X-2	NA	NA	NA	NA	Senior	[AAA/Aaa/AAA]
X-B	NA	NA	NA	NA	Senior	[AAA/Aaa/AAA]
A-R	$100	NA	NA	NA	Senior	[AAA/Aaa/AAA]
B-1	$12,600,000	6.74/7.42	39–123 / 39-300	Floater [4]	Subordinate	[AA/Aa2/AA]
B-2	$8,400,000	6.74/7.42	39–123 / 39-300	Floater [4]	Subordinate	[A/A2/A]
B-3	$4,725,000	6.74/7.42	39–123 / 39-300	Floater [4]	Subordinate	[BBB/Baa2/BBB]
B-4	$2,625,000	Information Not Provided Hereby			Subordinate	[BB/Ba2/BB]
B-5	$2,100,000				Subordinate	[B/B2/B]
B-6	$3,675,000				Subordinate	NR/NR
Total	$1,050,000,000					

(1) Distributions on the Class 1A Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class 2A1 and Class 2A2 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL and Payment Windows to Call for the Class 1A, Class 2A1, Class 2A2, Class B-1, Class B-2, and Class B-3 Certificates are shown to the Clean-Up Call Date at pricing speed of 20 CPR. The WAL and Payment Windows to Maturity for the Class 1A, Class 2A1, Class 2A2, Class B-1, Class B-2, and Class B-3 Certificates are shown at pricing speed of 20 CPR (as described herein).

(3) The Class 1A, Class 2A1 and Class 2A2 Certificates will initially have an interest rate equal to one-month LIBOR plus a margin (which margin [doubles] after the Clean-Up Call Date (as described herein)), subject to the lesser of (i) Group 1 Net WAC Cap for Class 1A or Group 2 Net WAC Cap for Class 2A1 and Class 2A2 (as described herein) and (ii) [11.75]%.

(4) The Class B-1, Class B-2, and Class B-3 Certificates will initially have an interest rate equal to one-month LIBOR plus a margin (which margin is multiplied by [1.5] after the Clean-Up Call Date (as described herein)), subject to the lesser of (i) the weighted average Net WAC of the Group 1 and Group 2 Mortgage Loans (weighted on the basis of the related subordinate components) and (ii) [11.75]%.

Transaction Highlights

Depositor:	Sequoia Residential Funding, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Manager:	Greenwich Capital Markets, Inc.
Trustee:	Wells Fargo Bank Minnesota, National Association.
Rating Agencies:	S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 2 of this preliminary Term Sheet.
Cut-off Date:	September 1, 2002.
Pricing Date:	On or about September 13, 2002.
Closing Date:	On or about September 26, 2002.
Distribution Dates:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in October 2002.
Certificates:	The "Senior Certificates" will consist of the Class 1A (the "Class 1A Certificates"), Class 2A1 and Class 2A2 Certificates (together, the "Class 2A Certificates" and together with "Class 1A Certificates", "the Class A Certificates"), the Class X-1A, Class X-1B, Class X-2 and Class X-B (together, the "Class X Certificates") and Class A-R Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class 1A, Class 2A, Class B-1, Class B-2 Certificates, and Class B-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class B-1, Class B-2, and Class B-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Clean-Up Call:	The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans (the "Clean-Up Call Date") as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of 2 groups of approximately $1,050,000,000 adjustable rate, prime quality mortgage loans in aggregate secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the cut-off date pool (the "Statistical Pool") of approximately $1,050,070,313 aggregate principal balance of Mortgage Loans. All Mortgage Loans are originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group 1 Mortgage Loans: The Group 1 Mortgage Loans have an aggregate principal balance as of the cut-off date of approximately $849,986,484 (the "Group 1 Statistical Pool"), which equals approximately 81% of the Mortgage Loans. Approximately 47.7% and 52.3% of the Group 1 Mortgage Loans are one-month LIBOR and six-month LIBOR indexed Mortgage Loans, respectively. Substantially all of the Group 1 Mortgage Loans have original terms to maturity of approximately 25 years, scheduled to pay interest only for the first 10 years, after which interest-only term such Group 1 Mortgage Loans are scheduled to amortize on a 15-year fully amortizing basis.

Group 2 Mortgage Loans: The Group 2 Mortgage Loans have an aggregate principal balance as of the cut-off date of approximately $200,083,829 (the "Group 2 Statistical Pool"), which equals approximately 19% of the Mortgage Loans. All of the Group 2 Mortgage Loans are six-month LIBOR indexed mortgage loans and have original terms to maturity of approximately 25 years, scheduled to pay interest only for the first 10 years, after which interest-only term such Group 2 Mortgage Loans are scheduled to amortize on a 15-year fully amortizing basis.

Net WAC: The "Net WAC" of the Mortgage Loans is equal to the weighted average mortgage loan rate of the related Mortgage Loans less the servicing fee rates.

Accrued Interest: The Offered Certificates will settle flat.

Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Offered Certificates for a given Distribution Date will be the period beginning on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month on a 30/360 basis.

Delay Days: The Offered Certificates will have 0 delay day.

Net WAC Cap: The weighted average of the net mortgage rates for the related Mortgage Loans (the related "Net WAC Cap" or for the Group 1 Mortgage Loans, the "Group 1 Net WAC Cap" or for the Group 2 Mortgage Loans, the "Group 2 Net WAC Cap")

If on any Distribution Date, the Certificate Interest Rate of the Offered Certificates is subject to the related Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap, but only up to [11.75]%) over (ii) the amount of interest received on such Certificates based on the related Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap, but only up to [11.75]%) (together, the related "Basis Risk Shortfall Amount").

Basis Risk Reserve Fund: As of the Closing Date, the "Basis Risk Reserve Fund" will be established on behalf of the Offered Certificates. The Basis Risk Reserve Fund will be funded with any excess interest available after priority 1 through 5 in "Certificates Priority of Distributions" herein. The Basis Risk Reserve Fund will not be an asset of the REMIC. The Offered Certificates will be entitled to receive payments from the Basis Risk Reserve Fund from the related Mortgage Loans in an amount equal to the related Basis Risk Shortfall Amount. Any amounts remaining in the Basis Risk Reserve Fund after such distribution will be distributed to the Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Moody's/Fitch	Bond Sizes	Subordination
Senior Certificates	AAA/Aaa/AAA	96.75%	3.25%
Class B-1	AA/Aa2/AA	1.20%	2.05%
Class B-2	A/A2/A	0.80%	1.25%
Class B-3	BBB/Baa2/BBB	0.45%	0.80%

Shifting Interest: Until the first Distribution Date occurring after [September 2012], the Subordinate Certificates will be locked out from receipt of all scheduled and unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

October 2002 - September 2012 [0% Pro Rata Share]
October 2012 - September 2013 [30% Pro Rata Share]
October 2013 - September 2014 [40% Pro Rata Share]
October 2014 - September 2015 [60% Pro Rata Share]
October 2015 - September 2016 [80% Pro Rata Share]
October 2016 and after [100% Pro Rata Share]

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in October 2005 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the related Senior Certificates, divided by the aggregate principal balance of the related Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the related Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the related Mortgage Loans as of the Cut-off date), the related Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans regardless of any prepayment percentages as described above.

Although the Class 2A2 Certificates are in a senior position as to priority of payment and loss protection in relation to the subordinate certificates, they are in a subordinate position as to priority of payment and loss protection in relation to the Class 2A1 Certificates. The allocation of the senior principal distribution amount for Group 2 between the Class 2A1 and Class 2A2 Certificates will be determined by applying the same shifting interest rules described above with respect to the allocation of available principal between the senior certificates and the subordinate certificates.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, pro-rata to the Class A Certificates in reduction of their Certificate principal balance; provided, however, any realized losses that would otherwise be allocated to the Class 2A1 Certificates will first be allocated to the Class 2A2 Certificates until the class principal amount of the Class 2A1 Certificates has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the Class A Certificates and the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates accrued and unpaid interest at the related Certificate Interest Rates, from the related mortgage loans.
2) Class A-R Certificate, principal allocable to such Certificate, from the related mortgage loans.
3) Concurrently to the Class A Certificates:
   i) Class 1A, Class 2A Certificates, pro-rata, principal, until their respective principal balances are reduced to zero, from the related mortgage loans.
   ii) Class 2A1, Class 2A2 Certificates, in shifting-interest order, respective shares of principal allocable to such Classes
4) Class B-1, Class B-2, and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rate.
5) Class B-1, Class B-2, and Class B-3 Certificates, in sequential order, respective shares of principal allocable to such Classes.
6) Class 1A, Class 2A1, Class 2A2, Class B-1, Class B-2, and Class B-3 Certificates, in that order, the related Basis Risk Shortfall Amount (from amounts available as described in "Basis Risk Reserve Fund" herein).
7) Class X Certificates, accrued interest.
8) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rate and the respective shares of principal allocable to such Classes.
9) Class A-R Certificate, any remaining amount.

Net WAC Cap

Group 1 Net WAC Cap Schedule for Class 1A
Group 2 Net WAC Cap Schedule for Class 2A1 and Class 2A2
Net WAC Cap Schedule for Class B-1, Class B-2, and Class B-3

Assumptions:
20% CPR Hard Cap: 11.75% To Call Initial 1 Month LIBOR: 1.82% Initial 6 Month LIBOR: 1.83%

The Group 1 Net WAC Cap and Net WAC Cap are calculated using the above noted assumptions. In addition, 1 Month LIBOR and 6 Month LIBOR each increases to 20% after the first period.

Distribution Period	Group 1 Net WAC Cap	Group 2 Net WAC Cap	Net WAC Cap
1	3.42	3.46	3.43
2	7.41	3.46	6.66
3	7.41	3.46	6.66
4	7.41	3.46	6.66
5	7.67	3.98	6.97
6	10.06	8.72	9.81
7 and after	11.75	11.75	11.75

Collateral

TOTAL MORTGAGE LOANS
As of the Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$1,050,070,313		
TOTAL NUMBER OF LOANS	2,742		
AVG CURRENT BALANCE	382,958	20,000	5,620,000
AVG ORIGINAL BALANCE	382,958	20,000	5,620,000
WAVG LOAN RATE	3.674%	2.750%	4.750%
WAVG SERVICING FEE	0.250%	0.250%	0.250%
WAVG NET LOAN RATE	3.434%	2.500%	4.500%
WAVG GROSS MARGIN	1.814%		
WAVG MAXIMUM LOAN RATE	12.000%		
WAVG ORIGINAL LTV	68.57%	6.67%	102.35%
WAVG EFFECTIVE LTV	65.05%	6.67%	95.00%
WAVG CREDIT SCORE	729	511	820
WAVG ORIGINAL TERM	300	300	300
WAVG REMAINING TERM	299	298	300
WAVG SEASONING	1	2	0
WAVG NEXT RATE RESET	12/24/02	10/1/02	3/1/03
WAVG RATE ADJ FREQ	4 months	1 month	6 months
WAVG FIRST RATE ADJ FREQ	4 months	1 month	6 months
WAVG IO ORIGINAL TERM	120	120	120
WAVG IO REMAINING TERM	119	118	120
TOP STATE CONCENTRATION ($)		CA (22.14%), FL (7.65%), NJ (6.54%)	
FIRST PAY DATE		8/1/02	10/1/02
RATE CHANGE DATE		10/1/02	3/1/03
MATURE DATE		7/1/27	9/1/27

TOTAL MORTGAGE LOANS
As of the Cut-off Date

ORIGINATOR	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	2,742	$1,050,070,313	100.00%
Total	**2,742**	**$1,050,070,313**	**100.00%**

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	902	$405,049,178	38.57%
6 Month LIBOR	1,840	645,021,135	61.43%
Total	**2,742**	**$1,050,070,313**	**100.00%**

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	2,742	$1,050,070,313	100.00%
Total	**2,742**	**$1,050,070,313**	**100.00%**

TOTAL MORTGAGE LOANS
As of the Cut-off Date

CURRENT BALANCE($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20,000.00 - 100,000.00	220	$16,759,483	1.60%
100,000.01 - 200,000.00	717	108,412,872	10.32
200,000.01 - 300,000.00	585	146,682,214	13.97
300,000.01 - 400,000.00	366	128,434,481	12.23
400,000.01 - 500,000.00	248	112,524,161	10.72
500,000.01 - 600,000.00	153	83,939,231	7.99
600,000.01 - 700,000.00	116	75,780,535	7.22
700,000.01 - 800,000.00	77	58,191,429	5.54
800,000.01 - 900,000.00	57	48,633,820	4.63
900,000.01 - 1,000,000.00	60	58,129,168	5.54
1,000,000.01 - 1,100,000.00	26	27,629,012	2.63
1,100,000.01 - 1,200,000.00	22	25,128,051	2.39
1,200,000.01 - 1,300,000.00	17	21,367,655	2.03
1,300,000.01 - 1,400,000.00	14	18,933,500	1.80
1,400,000.01 - 1,500,000.00	17	25,038,641	2.38
1,500,000.01 - 1,600,000.00	9	14,052,851	1.34
1,600,000.01 - 1,700,000.00	5	8,143,000	0.78
1,700,000.01 - 1,800,000.00	5	8,784,563	0.84
1,800,000.01 - 1,900,000.00	3	5,655,000	0.54
1,900,000.01 - 2,000,000.00	15	29,822,276	2.84
2,100,000.01 - 2,200,000.00	3	6,472,554	0.62
2,300,000.01 - 2,400,000.00	1	2,400,000	0.23
2,400,000.01 - 2,500,000.00	1	2,500,000	0.24
2,500,000.01 - 2,600,000.00	1	2,525,816	0.24
2,600,000.01 - 2,700,000.00	1	2,650,000	0.25
2,800,000.01 - 2,900,000.00	1	2,860,000	0.27
2,900,000.01 - 3,000,000.00	1	3,000,000	0.29
5,600,000.01 - 5,620,000.00	1	5,620,000	0.54
Total	2,742	$1,050,070,313	100.00%

TOTAL MORTGAGE LOANS
As of the Cut-off Date

LOAN RATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.999	21	$15,376,972	1.46%
3.000 - 3.249	33	12,326,801	1.17
3.250 - 3.499	513	186,972,546	17.81
3.500 - 3.749	830	278,794,037	26.55
3.750 - 3.999	1,041	415,310,265	39.55
4.000 - 4.249	276	119,900,520	11.42
4.250 - 4.499	26	12,909,172	1.23
4.500 - 4.749	1	2,860,000	0.27
4.750 - 4.750	1	5,620,000	0.54
Total	2,742	$1,050,070,313	100.00%

GROSS MARGIN	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.875 - 0.999	2	$1,361,250	0.13%
1.000 - 1.124	16	12,821,001	1.22
1.125 - 1.249	17	7,457,169	0.71
1.250 - 1.374	15	5,068,655	0.48
1.375 - 1.499	38	17,049,073	1.62
1.500 - 1.624	309	118,791,819	11.31
1.625 - 1.749	718	228,552,676	21.77
1.750 - 1.874	128	47,040,964	4.48
1.875 - 1.999	502	205,482,127	19.57
2.000 - 2.124	851	319,729,291	30.45
2.125 - 2.249	99	45,290,469	4.31
2.250 - 2.374	40	28,298,844	2.69
2.375 - 2.499	3	3,051,975	0.29
2.500 - 2.624	1	2,860,000	0.27
2.750 - 2.874	1	495,000	0.05
2.875 - 2.999	1	1,100,000	0.10
3.000 - 3.000	1	5,620,000	0.54
Total	2,742	$1,050,070,313	100.00%

TOTAL MORTGAGE LOANS
As of the Cut-off Date

MAXIMUM LOAN RATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.000 - 12.000	2,742	$1,050,070,313	100.00%
Total	2,742	$1,050,070,313	100.00%

ORIGINAL TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	2,742	$1,050,070,313	100.00%
Total	2,742	$1,050,070,313	100.00%

REMAINING TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
298 - 298	161	$65,546,533	6.24%
299 - 299	1,598	612,795,797	58.36
300 - 300	983	371,727,983	35.40
Total	2,742	$1,050,070,313	100.00%

IO REMAINING TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
118 - 118	161	$65,546,533	6.24%
119 - 119	1,598	612,795,797	58.36
120 - 120	983	371,727,983	35.40
Total	2,742	$1,050,070,313	100.00%

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1/2002	902	$405,049,178	38.57%
1/1/2003	101	39,804,133	3.79
2/1/2003	1,047	361,687,448	34.44
3/1/2003	692	243,529,554	23.19
Total	2,742	$1,050,070,313	100.00%

TOTAL MORTGAGE LOANS
As of the Cut-off Date

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.67 - 10.00	5	$535,917	0.05%
10.01 - 20.00	26	9,762,813	0.93
20.01 - 30.00	89	23,921,191	2.28
30.01 - 40.00	125	46,024,208	4.38
40.01 - 50.00	245	99,034,009	9.43
50.01 - 60.00	293	133,615,070	12.72
60.01 - 70.00	398	178,071,808	16.96
70.01 - 80.00	1,149	414,959,987	39.52
80.01 - 90.00	97	28,878,244	2.75
90.01 - 95.00	92	23,248,004	2.21
95.01 - 100.00	222	90,279,062	8.60
100.01 - 102.35	1	1,740,000	0.17
Total	2,742	$1,050,070,313	100.00%

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.67 - 10.00	5	$535,917	0.05%
10.01 - 20.00	26	9,762,813	0.93
20.01 - 30.00	89	23,921,191	2.28
30.01 - 40.00	125	46,024,208	4.38
40.01 - 50.00	307	116,420,246	11.09
50.01 - 60.00	299	140,314,590	13.36
60.01 - 70.00	632	281,507,545	26.81
70.01 - 80.00	1,125	402,590,364	38.34
80.01 - 90.00	60	14,254,819	1.36
90.01 - 95.00	74	14,738,620	1.40
Total	2,742	$1,050,070,313	100.00%

TOTAL MORTGAGE LOANS
As of the Cut-off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
511 – 525	2	$1,170,000	0.11%
526 – 550	1	209,852	0.02
551 – 575	8	3,682,776	0.35
576 – 600	18	12,250,469	1.17
601 – 625	42	19,667,163	1.87
626 – 650	105	41,064,368	3.91
651 – 675	186	70,390,588	6.70
676 – 700	310	139,490,194	13.28
701 – 725	397	160,113,348	15.25
726 – 750	469	171,300,315	16.31
751 – 775	587	219,627,048	20.92
776 – 800	543	187,315,901	17.84
801 – 820	66	20,219,891	1.93
Total	2,742	$1,050,070,313	99.66%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alt Income Loan Star 3	480	$151,372,010	14.42%
Full	1,631	703,770,749	67.02
No Income/No Ratio Loan St	462	138,135,648	13.15
Stated Income Loan Star 4	169	56,791,906	5.41
Total	2,742	$1,050,070,313	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occ	2,433	$937,298,366	89.26%
Sec Hm	206	89,734,989	8.55
Inv Prop	103	23,036,958	2.19
Total	2,742	$1,050,070,313	100.00%

TOTAL MORTGAGE LOANS
As of the Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SINGLE FAMILY 1 UNIT	1,782	$718,851,522	68.46%
PUD SINGLE FAMILY	577	213,122,612	20.30
CONDO	264	75,936,339	7.23
PUD PROJECT	57	14,964,306	1.43
CO-OP	32	13,718,103	1.31
Duplex	18	6,675,901	0.64
3 FAM	8	4,442,230	0.42
Fourplex	4	2,359,300	0.22
Total	2,742	$1,050,070,313	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CASH-OUT REFINANCE	848	$336,851,819	32.08%
NO CASH OUT REFI	988	332,858,704	31.70
Purchase	906	380,359,790	36.22
Total	2,742	$1,050,070,313	100.00%

TOTAL MORTGAGE LOANS
As of the Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA	415	$232,509,293	22.14%
FL	228	80,364,600	7.65
NJ	156	68,698,453	6.54
NY	137	67,950,575	6.47
GA	222	66,057,347	6.29
TX	172	62,798,106	5.98
CT	67	43,275,443	4.12
IL	113	41,003,912	3.90
CO	107	39,665,762	3.78
VA	104	35,688,632	3.40
NC	92	29,970,675	2.85
AZ	70	25,714,538	2.45
MI	64	23,808,777	2.27
MA	46	21,601,157	2.06
OH	79	18,576,826	1.77
NV	51	17,924,519	1.71
SC	53	15,849,860	1.51
MO	49	13,925,536	1.33
WA	31	13,448,706	1.28
PA	42	12,735,455	1.21
TN	50	12,608,765	1.20
IN	42	11,498,651	1.10
MN	34	10,579,862	1.01
MD	36	10,411,647	0.99
AL	32	7,395,400	0.70
HI	8	7,002,535	0.67
UT	23	5,544,306	0.53
WI	25	5,528,489	0.53
AR	16	5,488,026	0.52
OR	19	4,590,482	0.44
DC	12	4,497,883	0.43
KS	17	4,409,077	0.42
KY	19	3,132,586	0.30
NM	10	2,986,685	0.28
DE	8	2,877,946	0.27
RI	6	2,536,328	0.24
LA	12	2,507,818	0.24
WY	3	2,354,500	0.22
OK	11	2,088,459	0.20
NE	12	1,634,783	0.16
ME	5	1,623,800	0.15
ID	6	1,170,115	0.11
NH	5	1,163,998	0.11
VT	6	1,143,337	0.11
MT	4	858,490	0.08
WV	4	759,364	0.07
MS	8	693,134	0.07
IA	5	651,450	0.06
ND	4	408,185	0.04
SD	1	214,500	0.02
AK	1	141,540	0.01
Total	2,742	$1,050,070,313	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$849,986,484		
TOTAL NUMBER OF LOANS	2,173		
AVG CURRENT BALANCE	$391,158	$20,000	$5,620,000
AVG ORIGINAL BALANCE	$391,158	$20,000	$5,620,000
WAVG LOAN RATE	3.668%	2.750%	4.750%
WAVG SERVICING FEE	0.250%	0.250%	0.250%
WAVG NET LOAN RATE	3.418%	2.500%	4.500%
WAVG GROSS MARGIN	1.810%	0.875%	3.000%
WAVG MAXIMUM LOAN RATE	12.000%	12.000%	12.000%
WAVG ORIGINAL LTV	68.48%	6.67%	102.35%
WAVG EFFECTIVE LTV	64.83%	6.67%	95.00%
WAVG CREDIT SCORE	728	520	820
WAVG ORIGINAL TERM	300	300	300
WAVG REMAINING TERM	299	298	300
WAVG SEASONING	1	2	0
WAVG RATE ADJ FREQ	4 months	1 months	6 months
WAVG FIRST RATE ADJ FREQ	4 months	1 months	6 months
WAVG IO ORIGINAL TERM	120	120	120
WAVG IO REMAINING TERM	119	118	120
TOP STATE CONCENTRATION ($)		CA (21.64%), FL (8.06%), NY (6.80%)	
FIRST PAY DATE		8/1/2002	10/1/2002
RATE CHANGE DATE		10/1/2002	3/1/2003
MATURE DATE		7/1/2027	9/1/2027

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

ORIGINATOR	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	2,173	$849,986,484	100.00%
Total	**2,173**	**$849,986,484**	**100.00%**

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	902	$405,049,178	47.65%
6 Month LIBOR	1,271	444,937,306	52.35%
Total	**2,173**	**$849,986,484**	**100.00%**

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	2,173	$849,986,484	100.00%
Total	**2,173**	**$849,986,484**	**100.00%**

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

CURRENT BALANCE($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20,000.00 - 100,000.00	172	$12,983,682	1.53%
100,000.01 - 200,000.00	558	84,158,883	9.90
200,000.01 - 300,000.00	460	115,169,900	13.55
300,000.01 - 400,000.00	284	99,544,854	11.71
400,000.01 - 500,000.00	196	89,030,278	10.47
500,000.01 - 600,000.00	126	69,125,435	8.13
600,000.01 - 700,000.00	94	61,306,572	7.21
700,000.01 - 800,000.00	64	48,364,069	5.69
800,000.01 - 900,000.00	45	38,369,670	4.51
900,000.01 - 1,000,000.00	52	50,296,668	5.92
1,000,000.01 - 1,100,000.00	21	22,330,512	2.63
1,100,000.01 - 1,200,000.00	21	23,963,051	2.82
1,200,000.01 - 1,300,000.00	14	17,604,585	2.07
1,300,000.01 - 1,400,000.00	11	14,841,000	1.75
1,400,000.01 - 1,500,000.00	16	23,568,641	2.77
1,500,000.01 - 1,600,000.00	8	12,452,851	1.47
1,600,000.01 - 1,700,000.00	4	6,443,000	0.76
1,700,000.01 - 1,800,000.00	4	7,034,563	0.83
1,800,000.01 - 1,900,000.00	3	5,655,000	0.67
1,900,000.01 - 2,000,000.00	11	21,899,900	2.58
2,100,000.01 - 2,200,000.00	2	4,287,554	0.50
2,300,000.01 - 2,400,000.00	1	2,400,000	0.28
2,400,000.01 - 2,500,000.00	1	2,500,000	0.29
2,500,000.01 - 2,600,000.00	1	2,525,816	0.30
2,600,000.01 - 2,700,000.00	1	2,650,000	0.31
2,800,000.01 - 2,900,000.00	1	2,860,000	0.34
2,900,000.01 - 3,000,000.00	1	3,000,000	0.35
5,600,000.01 - 5,620,000.00	1	5,620,000	0.66
Total	2,173	$849,986,484	100.00%

LOAN RATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.999	19	$14,249,222	1.68%
3.000 - 3.249	31	10,773,801	1.27
3.250 - 3.499	453	167,398,076	19.69
3.500 - 3.749	612	208,924,622	24.58
3.750 - 3.999	829	340,251,782	40.03
4.000 - 4.249	214	93,813,759	11.04
4.250 - 4.499	13	6,095,222	0.72
4.500 - 4.749	1	2,860,000	0.34
4.750 - 4.750	1	5,620,000	0.66
Total	2,173	$849,986,484	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

GROSS MARGIN	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.875 - 0.999	2	$1,361,250	0.16%
1.000 - 1.124	16	12,821,001	1.51
1.125 - 1.249	12	3,422,847	0.40
1.250 - 1.374	14	4,879,655	0.57
1.375 - 1.499	31	14,825,043	1.74
1.500 - 1.624	305	117,060,695	13.77
1.625 - 1.749	488	152,297,786	17.92
1.750 - 1.874	117	43,891,639	5.16
1.875 - 1.999	446	185,633,069	21.84
2.000 - 2.124	632	245,029,386	28.83
2.125 - 2.249	76	34,272,544	4.03
2.250 - 2.374	28	23,549,594	2.77
2.375 - 2.499	2	866,975	0.10
2.500 - 2.624	1	2,860,000	0.34
2.750 - 2.874	1	495,000	0.06
2.875 - 2.999	1	1,100,000	0.13
3.000 - 3.000	1	5,620,000	0.66
Total	2,173	$849,986,484	100.00%

FIRST RATE CAP	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000 - 0.000	2,173	$849,986,484	100.00%
Total	2,173	$849,986,484	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

ORIGINAL TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	2,173	$849,986,484	100.00%
Total	2,173	$849,986,484	100.00%

REMAINING TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
298 - 298	130	$52,871,984	6.22%
299 - 299	1,278	497,817,572	58.57
300 - 300	765	299,296,928	35.21
Total	2,173	$849,986,484	100.00%

IO REMAINING TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
118 - 118	130	$52,871,984	6.22%
119 - 119	1,278	497,817,572	58.57
120 - 120	765	299,296,928	35.21
Total	2,173	$849,986,484	100.00%

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1/2002	902	$405,049,178	47.65%
1/1/2003	70	27,129,584	3.19
2/1/2003	727	246,709,223	29.03
3/1/2003	474	171,098,499	20.13
Total	2,173	$849,986,484	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.67 - 10.00	4	$485,916	0.06%
10.01 - 20.00	19	6,367,059	0.75
20.01 - 30.00	70	20,379,180	2.40
30.01 - 40.00	98	39,750,854	4.68
40.01 - 50.00	197	81,395,525	9.58
50.01 - 60.00	237	109,591,253	12.89
60.01 - 70.00	318	146,617,966	17.25
70.01 - 80.00	884	327,116,639	38.48
80.01 - 90.00	77	23,048,554	2.71
90.01 - 95.00	69	16,332,700	1.92
95.01 - 100.00	199	77,160,838	9.08
100.01 - 102.35	1	1,740,000	0.20
Total	2,173	$849,986,484	100.00%

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.67 - 10.00	4	$485,916	0.06%
10.01 - 20.00	19	6,367,059	0.75
20.01 - 30.00	70	20,379,180	2.40
30.01 - 40.00	98	39,750,854	4.68
40.01 - 50.00	254	95,129,103	11.19
50.01 - 60.00	242	114,540,773	13.48
60.01 - 70.00	522	235,485,481	27.70
70.01 - 80.00	865	316,904,266	37.28
80.01 - 90.00	45	10,700,136	1.26
90.01 - 95.00	54	10,243,716	1.21
Total	2,173	$849,986,484	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
520 - 525	1	$495,000	0.06%
551 - 575	8	3,682,776	0.43
576 - 600	17	12,000,469	1.41
601 - 625	37	18,150,163	2.14
626 - 650	83	34,455,536	4.05
651 - 675	150	58,492,106	6.88
676 - 700	248	109,624,110	12.90
701 - 725	307	120,878,888	14.22
726 - 750	366	139,809,929	16.45
751 - 775	475	184,064,477	21.65
776 - 800	422	147,989,505	17.41
801 - 820	52	16,868,875	1.98
Total	2,173	$849,986,484	99.59%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alt Income Loan Star 3	375	$117,618,676	13.84%
Full	1,316	579,615,499	68.19
No Income/No Ratio Loan St	357	110,667,606	13.02
Stated Income Loan Star 4	125	42,084,703	4.95
Total	2,173	$849,986,484	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occ	1,909	$755,872,056	88.93%
Sec Hm	173	73,594,431	8.66
Inv Prop	91	20,519,997	2.41
Total	2,173	$849,986,484	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SINGLE FAMILY 1 UNIT	1,411	$581,130,356	68.37%
PUD SINGLE FAMILY	446	170,190,931	20.02
CONDO	220	63,933,427	7.52
PUD PROJECT	44	12,177,410	1.43
CO-OP	28	12,237,429	1.44
Duplex	14	5,652,901	0.67
3 FAM	7	3,392,230	0.40
Fourplex	3	1,271,800	0.15
Total	2,173	$849,986,484	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CASH-OUT REFINANCE	675	$272,000,671	32.00%
NO CASH OUT REFI	770	272,472,156	32.06
Purchase	728	305,513,657	35.94
Total	2,173	$849,986,484	100.00%

GROUP 1 MORTGAGE LOANS
As of the Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA	326	$183,951,992	21.64%
FL	188	68,517,352	8.06
NY	115	57,778,626	6.80
NJ	120	55,935,200	6.58
TX	144	54,536,374	6.42
GA	167	50,683,816	5.96
IL	97	37,172,146	4.37
CT	54	32,954,447	3.88
CO	78	30,045,922	3.53
VA	76	28,215,898	3.32
NC	73	23,551,111	2.77
AZ	59	22,494,392	2.65
MI	55	20,883,493	2.46
MA	33	14,586,405	1.72
OH	59	14,176,587	1.67
NV	35	13,456,737	1.58
SC	43	12,483,498	1.47
MO	39	11,749,049	1.38
WA	26	11,720,225	1.38
PA	31	9,955,024	1.17
TN	42	9,612,017	1.13
IN	31	9,027,493	1.06
MD	27	8,526,213	1.00
MN	29	8,430,622	0.99
HI	7	6,566,035	0.77
AL	27	6,139,902	0.72
AR	14	4,985,926	0.59
UT	20	4,508,306	0.53
WI	18	4,296,342	0.51
OR	16	4,078,257	0.48
NM	9	2,892,935	0.34
KS	11	2,861,147	0.34
DE	7	2,785,123	0.33
DC	8	2,720,673	0.32
KY	17	2,510,586	0.30
WY	3	2,354,500	0.28
OK	9	1,743,009	0.21
LA	8	1,650,018	0.19
ME	4	1,303,800	0.15
RI	4	1,273,328	0.15
VT	5	1,037,337	0.12
NE	8	951,520	0.11
ID	5	946,490	0.11
MT	4	858,490	0.10
NH	3	675,148	0.08
WV	3	564,864	0.07
IA	4	548,250	0.06
MS	6	525,634	0.06
ND	4	408,185	0.05
SD	1	214,500	0.03
AK	1	141,540	0.02
Total	2,173	$849,986,484	100.00%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$200,083,829		
TOTAL NUMBER OF LOANS	569		
AVG CURRENT BALANCE	$351,641	$34,781	$2,185,000
AVG ORIGINAL BALANCE	$351,641	$34,781	$2,185,000
WAVG LOAN RATE	3.714%	2.875%	4.250%
WAVG SERVICING FEE	0.250%	0.250%	0.250%
WAVG NET LOAN RATE	3.466%	2.625%	4.000%
WAVG GROSS MARGIN	1.828%	1.125%	2.375%
WAVG MAXIMUM LOAN RATE	12.000%	12.000%	12.000%
WAVG ORIGINAL LTV	68.96%	9.52%	100.00%
WAVG EFFECTIVE LTV	65.97%	9.52%	95.00%
WAVG CREDIT SCORE	732	511	818
WAVG ORIGINAL TERM	300	300	300
WAVG REMAINING TERM	299	298	300
WAVG SEASONING	1	2	0
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGINAL TERM	120	120	120
WAVG IO REMAINING TERM	119	118	120
TOP STATE CONCENTRATION ($)		CA (24.27%), GA (7.68%), NJ (6.38%)	
FIRST PAY DATE		8/1/2002	10/1/2002
RATE CHANGE DATE		1/1/2003	3/1/2003
MATURE DATE		7/1/2027	9/1/2027

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

ORIGINATOR	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	569	$200,083,829	100.00%
Total	**569**	**$200,083,829**	**100.00%**

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 Month LIBOR	569	$200,083,829	100.00%
Total	**569**	**$200,083,829**	**100.00%**

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	569	$200,083,829	100.00%
Total	**569**	**$200,083,829**	**100.00%**

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

CURRENT BALANCE($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
34,781.00 - 100,000.00	48	$3,775,801	1.89%
100,000.01 - 200,000.00	159	24,253,989	12.12
200,000.01 - 300,000.00	125	31,512,314	15.75
300,000.01 - 400,000.00	82	28,889,627	14.44
400,000.01 - 500,000.00	52	23,493,883	11.74
500,000.01 - 600,000.00	27	14,813,796	7.40
600,000.01 - 700,000.00	22	14,473,963	7.23
700,000.01 - 800,000.00	13	9,827,360	4.91
800,000.01 - 900,000.00	12	10,264,150	5.13
900,000.01 - 1,000,000.00	8	7,832,500	3.91
1,000,000.01 - 1,100,000.00	5	5,298,500	2.65
1,100,000.01 - 1,200,000.00	1	1,165,000	0.58
1,200,000.01 - 1,300,000.00	3	3,763,070	1.88
1,300,000.01 - 1,400,000.00	3	4,092,500	2.05
1,400,000.01 - 1,500,000.00	1	1,470,000	0.73
1,500,000.01 - 1,600,000.00	1	1,600,000	0.80
1,600,000.01 - 1,700,000.00	1	1,700,000	0.85
1,700,000.01 - 1,800,000.00	1	1,750,000	0.87
1,900,000.01 - 2,000,000.00	4	7,922,376	3.96
2,100,000.01 - 2,185,000.00	1	2,185,000	1.09
Total	569	$200,083,829	100.0%

LOAN RATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 2.999	2	$1,127,750	0.56%
3.000 - 3.249	2	1,553,000	0.78
3.250 - 3.499	60	19,574,470	9.78
3.500 - 3.749	218	69,869,415	34.92
3.750 - 3.999	212	75,058,483	37.51
4.000 - 4.249	62	26,086,761	13.04
4.250 - 4.250	13	6,813,950	3.41
Total	569	$200,083,829	100.0%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

GROSS MARGIN	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.125 - 1.249	5	$4,034,322	2.02%
1.250 - 1.374	1	189,000	0.09
1.375 - 1.499	7	2,224,030	1.11
1.500 - 1.624	4	1,731,124	0.87
1.625 - 1.749	230	76,254,890	38.11
1.750 - 1.874	11	3,149,325	1.57
1.875 - 1.999	56	19,849,058	9.92
2.000 - 2.124	219	74,699,905	37.33
2.125 - 2.249	23	11,017,925	5.51
2.250 - 2.374	12	4,749,250	2.37
2.375 - 2.375	1	2,185,000	1.09
Total	569	$200,083,829	100.0%

MAXIMUM LOAN RATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.000 - 12.000	569	$200,083,829	100.0%
Total	569	$200,083,829	100.0%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

ORIGINAL TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	569	$200,083,829	100.0%
Total	569	$200,083,829	100.0%

REMAINING TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
298 - 298	31	$12,674,549	6.33%
299 - 299	320	114,978,225	57.47
300 - 300	218	72,431,055	36.20
Total	569	$200,083,829	100.0%

IO REMAINING TERM (mos)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
118 - 118	31	$12,674,549	6.33%
119 - 119	320	114,978,225	57.47
120 - 120	218	72,431,055	36.20
Total	569	$200,083,829	100.0%

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1/1/2003	31	$12,674,549	6.33%
2/1/2003	320	114,978,225	57.47
3/1/2003	218	72,431,055	36.20
Total	569	$200,083,829	100.0%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.52 - 10.00	1	$50,001	0.02%
10.01 - 20.00	7	3,395,754	1.70
20.01 - 30.00	19	3,542,011	1.77
30.01 - 40.00	27	6,273,354	3.14
40.01 - 50.00	48	17,638,484	8.82
50.01 - 60.00	56	24,023,817	12.01
60.01 - 70.00	80	31,453,842	15.72
70.01 - 80.00	265	87,843,348	43.90
80.01 - 90.00	20	5,829,690	2.91
90.01 - 95.00	23	6,915,304	3.46
95.01 - 100.00	23	13,118,224	6.56
Total	569	$200,083,829	100.0%

EFFECTIVE LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.52 - 10.00	1	$50,001	0.02%
10.01 - 20.00	7	3,395,754	1.70
20.01 - 30.00	19	3,542,011	1.77
30.01 - 40.00	27	6,273,354	3.14
40.01 - 50.00	53	21,291,143	10.64
50.01 - 60.00	57	25,773,817	12.88
60.01 - 70.00	110	46,022,064	23.00
70.01 - 80.00	260	85,686,098	42.83
80.01 - 90.00	15	3,554,683	1.78
90.01 - 95.00	20	4,494,904	2.25
Total	569	$200,083,829	100.0%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
511 - 525	1	$675,000	0.34%
526 - 550	1	209,852	0.10
576 - 600	1	250,000	0.12
601 - 625	5	1,517,000	0.76
626 - 650	22	6,608,832	3.30
651 - 675	36	11,898,482	5.95
676 - 700	62	29,866,084	14.93
701 - 725	90	39,234,460	19.61
726 - 750	103	31,490,386	15.74
751 - 775	112	35,562,571	17.77
776 - 800	121	39,326,396	19.65
801 - 818	14	3,351,016	1.67
Total	569	$200,083,829	99.95%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alt Income Loan Star 3	105	$33,753,334	16.87%
Full	315	124,155,250	62.05
No Income/No Ratio Loan St	105	27,468,042	13.73
Stated Income Loan Star 4	44	14,707,203	7.35
Total	569	$200,083,829	100.0%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occ	524	$181,426,310	90.68%
Sec Hm	33	16,140,558	8.07
Inv Prop	12	2,516,961	1.26
Total	569	$200,083,829	100.0%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SINGLE FAMILY 1 UNIT	371	$137,721,166	68.83%
PUD SINGLE FAMILY	131	42,931,681	21.46
CONDO	44	12,002,912	6.00
PUD PROJECT	13	2,786,896	1.39
CO-OP	4	1,023,000	0.51
Duplex	4	1,480,674	0.74
3 FAM	1	1,087,500	0.54
Fourplex	1	1,050,000	0.52
Total	569	$200,083,829	100.0%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CASH-OUT REFINANCE	173	$64,851,148	32.41%
NO CASH OUT REFI	218	60,386,548	30.18
Purchase	178	74,846,133	37.41
Total	569	$200,083,829	100.0%

GROUP 2 MORTGAGE LOANS
As of the Cut-off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA	89	$48,557,301	24.27%
GA	55	15,373,531	7.68
NJ	36	12,763,253	6.38
FL	40	11,847,248	5.92
CT	13	10,320,996	5.16
NY	22	10,171,949	5.08
CO	29	9,619,840	4.81
TX	28	8,261,732	4.13
VA	28	7,472,734	3.73
MA	13	7,014,752	3.51
NC	19	6,419,564	3.21
NV	16	4,467,782	2.23
OH	20	4,400,239	2.20
IL	16	3,831,766	1.92
SC	10	3,366,362	1.68
AZ	11	3,220,146	1.61
TN	8	2,996,748	1.50
MI	9	2,925,284	1.46
PA	11	2,780,431	1.39
IN	11	2,471,158	1.24
MO	10	2,176,487	1.09
MN	5	2,149,240	1.07
MD	9	1,885,434	0.94
DC	4	1,777,210	0.89
WA	5	1,728,481	0.86
KS	6	1,547,930	0.77
RI	2	1,263,000	0.63
AL	5	1,255,498	0.63
WI	7	1,232,147	0.62
UT	3	1,036,000	0.52
LA	4	857,800	0.43
NE	4	683,263	0.34
KY	2	622,000	0.31
OR	3	512,225	0.26
AR	2	502,100	0.25
NH	2	488,850	0.24
HI	1	436,500	0.22
OK	2	345,450	0.17
ME	1	320,000	0.16
ID	1	223,625	0.11
WV	1	194,500	0.10
MS	2	167,500	0.08
VT	1	106,000	0.05
IA	1	103,200	0.05
NM	1	93,750	0.05
DE	1	92,823	0.05
Total	569	$200,083,829	100.0%

DEC Tables

To Call [1]

Percentage of Class 1A Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	90	84	79	74	69
09/20/04	80	71	63	55	47
09/20/05	72	60	50	41	33
09/20/06	64	51	40	30	23
09/20/07	58	43	32	23	16
09/20/08	52	36	25	17	11
09/20/09	46	31	20	13	0
09/20/10	42	26	16	10	0
09/20/11	37	22	13	0	0
09/20/12	34	19	10	0	0
09/20/13	29	15	0	0	0
09/20/14	24	12	0	0	0
09/20/15	21	10	0	0	0
09/20/16	17	0	0	0	0
09/20/17	14	0	0	0	0
09/20/18	12	0	0	0	0
09/20/19	0	0	0	0	0
Average Life (years) [1]	7.48	5.28	3.96	3.08	2.48
First Principal Payment Date	10/02	10/02	10/02	10/02	10/02
Last Principal Payment Date	9/19	10/15	12/12	10/10	3/09

Percentage of Class 2A1 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	89	84	79	74	68
09/20/04	80	71	62	54	46
09/20/05	71	59	49	40	32
09/20/06	64	50	39	30	22
09/20/07	57	42	31	22	16
09/20/08	51	36	25	17	11
09/20/09	45	30	20	13	0
09/20/10	41	26	16	9	0
09/20/11	37	22	13	0	0
09/20/12	33	19	10	0	0
09/20/13	28	15	0	0	0
09/20/14	24	12	0	0	0
09/20/15	20	10	0	0	0
09/20/16	17	0	0	0	0
09/20/17	14	0	0	0	0
09/20/18	12	0	0	0	0
09/20/19	0	0	0	0	0
Average Life (years) [1]	7.39	5.22	3.91	3.04	2.44
First Principal Payment Date	10/02	10/02	10/02	10/02	10/02
Last Principal Payment Date	9/19	10/15	12/12	10/10	3/09

(1) 10% Optional Clean-Up Call

To Call (1)

Percentage of Class 2A2 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	98
09/20/05	100	100	100	91	82
09/20/06	100	100	80	68	57
09/20/07	100	86	64	51	40
09/20/08	100	73	51	38	28
09/20/09	93	62	41	29	0
09/20/10	84	53	33	21	0
09/20/11	75	45	26	0	0
09/20/12	68	38	21	0	0
09/20/13	58	31	0	0	0
09/20/14	49	25	0	0	0
09/20/15	41	20	0	0	0
09/20/16	35	0	0	0	0
09/20/17	29	0	0	0	0
09/20/18	24	0	0	0	0
09/20/19	0	0	0	0	0
Average Life (years) (1)	12.17	8.74	6.6	5.4	4.55
First Principal Payment Date	2/09	11/06	10/05	2/05	9/04
Last Principal Payment Date	9/19	10/15	12/12	10/10	3/09

Percentage of Class B1 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	100
09/20/05	100	100	100	92	84
09/20/06	100	100	83	69	59
09/20/07	100	90	66	52	41
09/20/08	100	76	53	39	29
09/20/09	96	65	43	29	0
09/20/10	86	55	34	22	0
09/20/11	78	47	27	0	0
09/20/12	70	40	22	0	0
09/20/13	59	32	0	0	0
09/20/14	50	26	0	0	0
09/20/15	43	20	0	0	0
09/20/16	36	0	0	0	0
09/20/17	30	0	0	0	0
09/20/18	24	0	0	0	0
09/20/19	0	0	0	0	0
Average Life (years) (1)	12.33	8.94	6.74	5.45	4.61
First Principal Payment Date	5/09	2/07	12/05	3/05	10/04
Last Principal Payment Date	9/19	10/15	12/12	10/10	3/09

(1) 10% Optional Clean-Up Call

To Call [1]

Percentage of Class B2 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	100
09/20/05	100	100	100	92	84
09/20/06	100	100	83	69	59
09/20/07	100	90	66	52	41
09/20/08	100	76	53	39	29
09/20/09	96	65	43	29	0
09/20/10	86	55	34	22	0
09/20/11	78	47	27	0	0
09/20/12	70	40	22	0	0
09/20/13	59	32	0	0	0
09/20/14	50	26	0	0	0
09/20/15	43	20	0	0	0
09/20/16	36	0	0	0	0
09/20/17	30	0	0	0	0
09/20/18	24	0	0	0	0
09/20/19	0	0	0	0	0
Average Life (years) [1]	12.33	8.94	6.74	5.45	4.61
First Principal Payment Date	5/09	2/07	12/05	3/05	10/04
Last Principal Payment Date	9/19	10/15	12/12	10/10	3/09

Percentage of Class B3 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	100
09/20/05	100	100	100	92	84
09/20/06	100	100	83	69	59
09/20/07	100	90	66	52	41
09/20/08	100	76	53	39	29
09/20/09	96	65	43	29	0
09/20/10	86	55	34	22	0
09/20/11	78	47	27	0	0
09/20/12	70	40	22	0	0
09/20/13	59	32	0	0	0
09/20/14	50	26	0	0	0
09/20/15	43	20	0	0	0
09/20/16	36	0	0	0	0
09/20/17	30	0	0	0	0
09/20/18	24	0	0	0	0
09/20/19	0	0	0	0	0
Average Life (years) [1]	12.33	8.94	6.74	5.45	4.61
First Principal Payment Date	5/09	2/07	12/05	3/05	10/04
Last Principal Payment Date	9/19	10/15	12/12	10/10	3/09

(1) 10% Optional Clean-Up Call

To Maturity

Percentage of Class 1A Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	90	84	79	74	69
09/20/04	80	71	63	55	47
09/20/05	72	60	50	41	33
09/20/06	64	51	40	30	23
09/20/07	58	43	32	23	16
09/20/08	52	36	25	17	11
09/20/09	46	31	20	13	8
09/20/10	42	26	16	10	5
09/20/11	37	22	13	7	4
09/20/12	34	19	10	5	3
09/20/13	29	15	8	4	2
09/20/14	24	12	6	3	1
09/20/15	21	10	4	2	1
09/20/16	17	8	3	1	1
09/20/17	14	6	2	1	0
09/20/18	12	5	2	1	0
09/20/19	10	4	1	0	0
09/20/20	8	3	1	0	0
09/20/21	6	2	1	0	0
09/20/22	5	1	0	0	0
09/20/23	3	1	0	0	0
09/20/24	2	1	0	0	0
09/20/25	1	0	0	0	0
09/20/26	1	0	0	0	0
09/20/27	0	0	0	0	0
Average Life (years)	7.79	5.63	4.28	3.37	2.73
First Principal Payment Date	10/02	10/02	10/02	10/02	10/02
Last Principal Payment Date	9/27	9/27	9/27	9/27	9/27

To Maturity

Percentage of Class 2A1 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	89	84	79	74	68
09/20/04	80	71	62	54	46
09/20/05	71	59	49	40	32
09/20/06	64	50	39	30	22
09/20/07	57	42	31	22	16
09/20/08	51	36	25	17	11
09/20/09	45	30	20	13	8
09/20/10	41	26	16	9	5
09/20/11	37	22	13	7	4
09/20/12	33	19	10	5	3
09/20/13	28	15	8	4	2
09/20/14	24	12	6	3	1
09/20/15	20	10	4	2	1
09/20/16	17	8	3	1	0
09/20/17	14	6	2	1	0
09/20/18	12	5	2	1	0
09/20/19	9	4	1	0	0
09/20/20	8	3	1	0	0
09/20/21	6	2	1	0	0
09/20/22	5	1	0	0	0
09/20/23	3	1	0	0	0
09/20/24	2	1	0	0	0
09/20/25	1	0	0	0	0
09/20/26	1	0	0	0	0
09/20/27	0	0	0	0	0
Average Life (years)	7.7	5.56	4.23	3.32	2.69
First Principal Payment Date	10/02	10/02	10/02	10/02	10/02
Last Principal Payment Date	9/27	9/27	9/27	9/27	9/27

To Maturity

Percentage of Class 2A2 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	98
09/20/05	100	100	100	91	82
09/20/06	100	100	80	68	57
09/20/07	100	86	64	51	40
09/20/08	100	73	51	38	28
09/20/09	93	62	41	29	20
09/20/10	84	53	33	21	14
09/20/11	75	45	26	16	10
09/20/12	68	38	21	12	7
09/20/13	58	31	16	9	4
09/20/14	49	25	12	6	3
09/20/15	41	20	9	4	2
09/20/16	35	16	7	3	1
09/20/17	29	12	5	2	1
09/20/18	24	9	4	1	1
09/20/19	19	7	3	1	0
09/20/20	16	6	2	1	0
09/20/21	12	4	1	0	0
09/20/22	9	3	1	0	0
09/20/23	7	2	1	0	0
09/20/24	5	1	0	0	0
09/20/25	3	1	0	0	0
09/20/26	1	0	0	0	0
09/20/27	0	0	0	0	0
Average Life (years)	12.8	9.45	7.26	6.06	5.19
First Principal Payment Date	2/09	11/06	10/05	2/05	9/04
Last Principal Payment Date	9/27	9/27	9/27	9/27	9/27

To Maturity

Percentage of Class B1 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	100
09/20/05	100	100	100	92	84
09/20/06	100	100	83	69	59
09/20/07	100	90	66	52	41
09/20/08	100	76	53	39	29
09/20/09	96	65	43	29	20
09/20/10	86	55	34	22	14
09/20/11	78	47	27	16	10
09/20/12	70	40	22	12	7
09/20/13	59	32	16	9	5
09/20/14	50	26	12	6	3
09/20/15	43	20	9	4	2
09/20/16	36	16	7	3	1
09/20/17	30	13	5	2	1
09/20/18	24	10	4	1	1
09/20/19	20	8	3	1	0
09/20/20	16	6	2	1	0
09/20/21	12	4	1	0	0
09/20/22	10	3	1	0	0
09/20/23	7	2	1	0	0
09/20/24	5	1	0	0	0
09/20/25	3	1	0	0	0
09/20/26	1	0	0	0	0
09/20/27	0	0	0	0	0
Average Life (years)	12.98	9.68	7.42	6.11	5.26
First Principal Payment Date	5/09	2/07	12/5	3/5	10/4
Last Principal Payment Date	9/27	9/27	9/27	9/27	9/27

To Maturity

Percentage of Class B2 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	100
09/20/05	100	100	100	92	84
09/20/06	100	100	83	69	59
09/20/07	100	90	66	52	41
09/20/08	100	76	53	39	29
09/20/09	96	65	43	29	20
09/20/10	86	55	34	22	14
09/20/11	78	47	27	16	10
09/20/12	70	40	22	12	7
09/20/13	59	32	16	9	5
09/20/14	50	26	12	6	3
09/20/15	43	20	9	4	2
09/20/16	36	16	7	3	1
09/20/17	30	13	5	2	1
09/20/18	24	10	4	1	1
09/20/19	20	8	3	1	0
09/20/20	16	6	2	1	0
09/20/21	12	4	1	0	0
09/20/22	10	3	1	0	0
09/20/23	7	2	1	0	0
09/20/24	5	1	0	0	0
09/20/25	3	1	0	0	0
09/20/26	1	0	0	0	0
09/20/27	0	0	0	0	0
Average Life (years)	12.98	9.68	7.42	6.11	5.26
First Principal Payment Date	5/09	2/07	12/5	3/5	10/4
Last Principal Payment Date	9/27	9/27	9/27	9/27	9/27

To Maturity

Percentage of Class B3 Certificate Principal Balance Outstanding

Date	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100	100	100	100	100
09/20/03	100	100	100	100	100
09/20/04	100	100	100	100	100
09/20/05	100	100	100	92	84
09/20/06	100	100	83	69	59
09/20/07	100	90	66	52	41
09/20/08	100	76	53	39	29
09/20/09	96	65	43	29	20
09/20/10	86	55	34	22	14
09/20/11	78	47	27	16	10
09/20/12	70	40	22	12	7
09/20/13	59	32	16	9	5
09/20/14	50	26	12	6	3
09/20/15	43	20	9	4	2
09/20/16	36	16	7	3	1
09/20/17	30	13	5	2	1
09/20/18	24	10	4	1	1
09/20/19	20	8	3	1	0
09/20/20	16	6	2	1	0
09/20/21	12	4	1	0	0
09/20/22	10	3	1	0	0
09/20/23	7	2	1	0	0
09/20/24	5	1	0	0	0
09/20/25	3	1	0	0	0
09/20/26	1	0	0	0	0
09/20/27	0	0	0	0	0
Average Life (years)	12.98	9.68	7.42	6.11	5.26
First Principal Payment Date	5/09	2/07	12/5	3/5	10/4
Last Principal Payment Date	9/27	9/27	9/27	9/27	9/27

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management	
Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Alan Chan	(212) 449-8140
Vu Ngyuen	(212) 449-1955
Tim McCoy	(212) 449-1701
Colin Bennett	(212) 449-3780
Amanda DeZutter	(212) 449-0425

Trading	
Vince Mora	(212) 449-5320
Scott Soltas	(212) 449-3659
Terrance Mack	(212) 449-3659
Tracey Keegan	(212) 449-3659

Research	
Glenn Costello	(212) 449-4457
Joshua Anderson	(212) 449-9622